As filed with the Securities and Exchange Commission on July 6, 2004

Registration No. 333-[     ]

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ELECTRIC CITY CORP.

(Exact Name of Registrant as Specified in its Charter)

Delaware	1280 Landmeier Road	36-4197337
(State or other jurisdiction of	Elk Grove Village, IL 60007	(I.R.S. Employer
incorporation or organization	(847) 437-1666	Identification No.)
(Address, Including Zip Code, and Telephone
Number, Including Area Code, of Registrant’s
Principal Executive Offices)

JEFFREY R. MISTARZ
Chief Financial Officer and Treasurer
Electric City Corp., 1280 Landmeier Road, Elk Grove Village, Illinois, 60007, (847) 437-1666
(Name, Address, and Telephone Number of Agent for Service)

Copies to:
Andrew H. Connor
Schwartz Cooper Greenberger & Krauss, Chtd.
180 N. LaSalle Street, Suite 2700
Chicago, Illinois 60601
(312) 346-1300

Approximate Date of Commencement of Proposed sale to the Public:

From time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
		Maximum	Maximum
Title of Each Class of	Amount To	Offering Price	Aggregate	Amount of
Securities to be Registered	Be Registered (1)	Per Share (2)	Offering Price (2)	Registration Fee

Common Stock, par value $0.0001	29,352,420	$1.89	$55,476,074	$7,029

(1)	In the event of a stock split, stock dividend or similar transaction involving the common stock of the registrant, in order to prevent dilution, the number of shares of common stock registered hereby shall be automatically adjusted to cover the additional shares of common stock in accordance with Rule 416 under the Securities Act of 1933, as amended.

(2)	Estimated in accordance with Rule 457(c) under the Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee based on the average of the high and low sale prices of the common stock of Electric City Corp. reported on the American Stock Exchange on July 1, 2004.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration
Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

     The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated July 6, 2004

PROSPECTUS

ELECTRIC CITY CORP.

29,352,420 Shares of Common Stock

     This prospectus relates to up to 29,352,420 shares of our common stock, par value $0.0001 per share, which may be offered for sale by selling stockholders named in this prospectus. The selling stockholders can sell these shares on any exchange on which the shares are listed, in privately negotiated transactions or by any other legally available means, whenever they decide and at the prices they set. We may issue up to 7,307,018 of these shares upon exercise of common stock warrants issued by the Company held by some of the selling stockholders, up to 19,849,400 of these shares are issuable upon conversion of our Series E Convertible Preferred Stock and up to 365,600 of these shares are issuable upon exercise of warrants to purchase our Series E Convertible Preferred Stock and subsequent conversion to Common Stock. We will not receive any of the proceeds from the sale of these shares of our Common Stock, but may receive proceeds from the exercise of any of such warrants, but not from the conversion of shares of Series E Preferred Stock.

Our Common Stock is quoted on the American Stock Exchange under the symbol “ELC.” On July 1, 2004, the closing sale price for shares of our Common Stock was $1.93 per share.

     Our principal executive office is located at 1280 Landmeier Road, Elk Grove Village, Illinois, 60007. Our telephone number at that address is (847) 437-1666. Our web site is located at http://www.elccorp.com.

Investing in our Common Stock involves risks described beginning on page 4.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 6, 2004.

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ABOUT THIS PROSPECTUS

     This prospectus is a part of a registration statement that we have filed with the Securities and Exchange Commission (“SEC” or “Commission”) using a “shelf registration” process. You should rely only on the information provided in this prospectus or any supplement or amendment. We have not authorized anyone else to provide you with additional or different information. You should not assume that the information in this prospectus or any supplement or amendment is accurate as of any date other than the date on the front of this prospectus or any supplement or amendment.

     Unless the context otherwise requires, “Electric City,” the “Company,” “we,” “our,” “us” and similar expressions refers to Electric City Corp. and its subsidiaries, and the term “Common Stock” means Electric City Corp.’s common stock, par value $0.0001 per share.

WHERE YOU CAN FIND MORE INFORMATION

     We file reports, proxy statements and other information with the SEC. Information filed with the SEC by us can be inspected and copied at the public reference room maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Further information on the operation of the SEC’s public reference room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330.

     The SEC also maintains a web site that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that site is http://www.sec.gov.

     Our Common Stock is listed on the American Stock Exchange (AMEX: ELC), and reports, proxy statements and other information concerning us can also be inspected at the offices of the American Stock Exchange at 86 Trinity Place, New York, New York 10006. Our web site address is http://www.elccorp.com. The information on our web site, however, is not, and should not be deemed to be, a part of this prospectus.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The rules of the SEC allow us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede that information. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about us.

•	our Annual Report on Form 10-KSB for the year ended December 31, 2003 (filed with the SEC on March 29, 2004);

•	our Form 8-K (filed with the SEC on March 23, 2004);

•	our registration statement on Form S-1 (filed with the SEC on May 3, 2004, as amended on May 21, 2004);

•	our Quarterly Report on Form 10-Q for the three month period ended March 31, 2004 (filed with the SEC on May 13, 2004);

•	all documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of this prospectus and before the termination of the offering.

     You may request a free copy of any of the documents incorporated by reference in this prospectus (other than exhibits, unless they are specifically incorporated by reference in the documents) by writing or telephoning us at the following address:

Electric City Corp.
Attn: Investor Relations
1280 Landmeier Road
Elk Grove Village, IL 60007-2410

Telephone: (847) 437-1666

     You should rely only on the information provided or incorporated by reference in this prospectus or in the applicable supplement to this prospectus. You should not assume that the information in this prospectus and the applicable supplement is accurate as of any date other than the date on the front cover of the document.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus includes “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that reflect our current expectations and projections about our future results, performance, prospects and opportunities. We have tried to identify these forward-looking statements by using words such as “may,” “will,” “should,” “expect,” “hope,” “anticipate,” “believe,” “intend,” “plan,” “estimate” and similar expressions. These forward-looking statements are based on information currently available to us and are subject to a number of risks, uncertainties and other factors, including the factors set forth under “Risk Factors,” that could cause our actual results, performance, prospects or opportunities in 2004 and beyond to differ materially from those expressed in, or implied by, these forward-looking statements. These factors include, without limitation, our limited operating history, our history of operating losses, fluctuations in retail electricity rates, our reliance on licensed technologies, customers’ acceptance of our new and existing products, the risk of increased competition, our ability to successfully integrate acquired businesses, products and technologies, our ability to manage our growth, our need for additional financing and the terms and conditions of any financing that is consummated, the possible volatility of our stock price, the concentration of ownership of our stock and the potential fluctuation in our operating results. Although we believe that the expectations reflected in these forward-looking statements are reasonable and achievable, such statements involve risks and uncertainties and no assurance can be given that the actual results will be consistent with these forward-looking statements. Except as otherwise required by Federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason, after the date of this prospectus.

PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this prospectus.

Our Company

     We were organized as Electric City LLC, a Delaware limited liability company, on December 5, 1997. On June 5, 1998 we merged Electric City LLC with and into Electric City Corp., a Delaware corporation. On June 10, 1998, we issued approximately six (6%) percent of our issued and outstanding Common Stock to the approximately 330 stockholders of Pice Products Corporation (“Pice”), an inactive, unaffiliated company with minimal assets, pursuant to the merger of Pice with and into Electric City. This merger facilitated the establishment of a public trading market for our Common Stock. Trading in our Common Stock commenced on August 14, 1998 through the OTC Bulletin Board under the trading symbol “ECCC”. Since December 12, 2000, our Common Stock has traded on the American Stock Exchange under the trading symbol “ELC”.

Our Products

     We are a developer, manufacturer and integrator of energy saving technologies and building automation controls as well as an independent developer of scalable, negative power systems. Our premier energy saving product is the EnergySaver system, which reduces energy consumed by lighting, typically by 20% to 30%, with minimal lighting level reduction. This technology has applications in commercial buildings, factories and office structures, as well as street lighting and parking lot lighting. Our GlobalCommander integrates with the EnergySaver allowing us to link multiple EnergySaver units together and to provide remote communications, measurement and verification of energy savings. The combined technology of the EnergySaver and GlobalCommander led to the development of our Virtual “Negawatt” Power Plan (“VNPP”), which is essentially a negative power system which we market primarily to utilities as a demand response system. In addition to our EnergySaver system, we also provide, through our subsidiary, Great Lakes Controlled Energy Corporation (“Great Lakes”), integrated building and environmental control solutions for commercial and industrial facilities. Until June 1, 2003, we also manufactured custom electrical switchgear through Switchboard Apparatus Inc. (“Switchboard”), a wholly owned subsidiary located in Broadview, Illinois. In an effort to refocus our resources and shed the continuing losses from the switchgear business, we sold the operating assets of Switchboard to a group of investors, including the President of Switchboard, effective as of May 31, 2003.

     Our EnergySaver product line is manufactured at our facilities in Elk Grove Village, Illinois, with manufacturing and assembly scaled to order demand. Building and environmental control services and solutions provided by Great Lakes are based out of a separate facility also located in Elk Grove Village, Illinois.

     Giorgio Reverberi has patented in the United States and Italy certain technologies underlying the EnergySaver products. We have entered into a license agreement and series of agreements with Mr. Reverberi and our founder, Mr. Joseph Marino, relating to the license of the EnergySaver technology in the United States and certain other markets.

     We are pursuing a multi-channel marketing and sales distribution strategy to bring our energy saving products to market. Our multi-channel approach includes the use of a direct sales force, distributors and manufacturers’ representatives.

The Offering

Securities Offered.	The selling stockholders are offering up to 29,352,420 shares of our Common Stock.

Terms of the Offering.	We have agreed to use our best efforts to keep this registration statement effective until all the shares of the selling stockholders registered under this registration statement have been sold or may be sold without volume restrictions pursuant to Rule 144(k) under the Securities Act.

Use of Proceeds.	We will not receive any of the proceeds from any sale of the shares offered by this prospectus by the selling stockholders. To the extent the selling stockholders exercise their warrants for cash, we intend to use the proceeds we receive from such exercise(s) for general corporate purposes.

American Stock Exchange Symbol.	ELC

RISK FACTORS

     You should carefully consider the risks and uncertainties described below and all of the other information included in this prospectus before you decide whether to purchase shares of our Common Stock. Any of the following risks could materially adversely affect our business, financial condition or operating results and could negatively affect the value of your investment.

Risks Related to Our Business

We have a limited operating history upon which to evaluate our potential for future success.

     We were formed in December 1997. To date, we have only generated limited revenues from the sale of our products and do not expect to generate significant revenues until we sell a significantly larger number of our products. Accordingly, we have only a limited operating history upon which you can base an evaluation of our business and prospects. The likelihood of our success must be considered in light of the risks and uncertainties frequently encountered by early stage companies like ours in an evolving market. If we are unsuccessful in addressing these risks and uncertainties, our business will be materially harmed.

We have incurred significant operating losses since inception and may not achieve or sustain profitability in the future.

     We have incurred substantial net losses in each year since we commenced operations in December 1997. We must overcome significant manufacturing and marketing hurdles to sell large quantities of our products. In addition, we may be required to reduce the prices of our products in order to increase sales. If we reduce product prices, we may not be able to reduce product costs sufficiently to achieve acceptable profit margins. As we strive to grow our business, we expect to spend significant funds (1) for general corporate purposes, including working capital, marketing, recruiting and hiring additional personnel; and (2) for research and development. To the extent that our revenues do not increase as quickly as these costs and expenditures, our results of operations and liquidity will be materially adversely affected. If we experience slower than anticipated revenue growth or if our operating expenses exceed our expectations, we may not achieve profitability. Even if we achieve profitability in the future, we may not be able to sustain it.

A decrease in electric retail rates could lessen demand for our EnergySaver products.

     Our principal products, our EnergySaver products, have the greatest profit potential in areas where commercial electric rates are relatively high. However, retail electric rates for commercial establishments in the United States may not remain at their current levels. Due to a potential overbuilding of power generating stations throughout certain regions of the United States, wholesale power prices may decrease in the future. Because the price of commercial retail electric power is largely attributed to the wholesale cost of power, it is reasonable to expect that commercial retail rates may decrease as well. In addition, much of the wholesale cost of power is directly related to the price of certain fuels, such as natural gas, oil and coal. If the prices of those fuels decrease, the prices of the wholesale cost of power may also decrease. This could result in lower electric retail rates and reduced demand for energy saving devices such as our EnergySaver products.

We have a license under certain patents and our ability to sell our products may be adversely impacted if the license expires or is terminated.

     We have entered into a license agreement with Messrs. Giorgio Reverberi and Joseph Marino. Mr. Reverberi holds a U.S. patent and has applied for several patents in other countries.

Pursuant to the terms of the license, we have been granted the exclusive right to manufacture and sell products containing the load reduction technology claimed under Mr. Reverberi’s U.S. patent or any other related patent held by him in the U.S., the remainder of North America, parts of South America and parts of Africa. However, the exclusive rights that we received may not have any value in territories where Mr. Reverberi does not have or does not obtain protectable rights. The term of the license expires when the last of these patents expires. We expect that these patents will expire around November 2017. The license agreement may be terminated if we materially breach its terms and fail to cure the breach within 180 days after we are notified of the breach. If our license is terminated it could impact our ability to manufacture, sell or otherwise commercialize products in those countries where Mr. Reverberi holds valid patents relating to our products, including the United States.

If we are not able to protect our intellectual property rights against infringement or others obtain intellectual property rights relating to energy management technology, we could lose our competitive advantage in the energy management market.

     We regard our intellectual property rights, such as patents, licenses of patents, trademarks, copyrights and trade secrets, as important to our success. Although we entered into confidentiality and rights to inventions agreements with our non-union employees and consultants during March 2001 (and non-union employees hired since March 2001 have also signed these agreements), the steps we have taken to protect our intellectual property rights may not be adequate. Third parties may infringe or misappropriate our intellectual property rights or we may not be able to detect unauthorized use and take appropriate steps to enforce our rights. Failure to take appropriate protective steps could materially adversely affect our competitive advantage in the energy management market. Furthermore, our license to use Mr. Reverberi’s patents may have little or no value to us if Mr. Reverberi’s patents are not valid. In addition, patents held by third parties may limit our ability to manufacture, sell or otherwise commercialize products and could result in the assertion of claims of patent infringement against us. If that were to happen, we could try to modify our products to be non-infringing, but we might not be successful or such modifications might not avoid infringing on the intellectual property rights of third parties.

     Claims of patent infringement against us, regardless of merit, could result in the expenditure of significant financial and managerial resources by us. We may be forced to seek to enter license agreements with third parties (other than Mr. Reverberi) to resolve claims of infringement by our products of the intellectual property rights of third parties. These licenses may not be available on acceptable terms or at all. The failure to obtain such licenses on acceptable terms could have a negative effect on our business.

The loss of key personnel may harm our ability to obtain and retain customers, manage our growth and compete effectively.

     Our future success will depend significantly upon the continued contributions of certain members of our senior management, including John P. Mitola, our Chief Executive Officer, because he is critical to obtaining and retaining customers, managing our growth and the future development of our Virtual Negawatt Power Plan (“VNPP”) concept. Our future success will also depend upon our ability to attract and retain highly qualified technical, operating and marketing personnel. We believe that there is intense competition for qualified personnel in the energy management industry. If we cannot hire, train and retain qualified personnel or if a significant number of our current employees depart, we may be unable to successfully manufacture and market our products.

If we are unable to manage our growth, it will adversely affect our business, the quality of our products and our ability to attract and retain key personnel.

     We are subject to the risks inherent in the expansion and growth of a business enterprise. Growth in our business will place a strain on our operational and administrative resources and increase the level of responsibility for our existing and new management personnel. To manage our growth effectively, we will need to:

•	further develop and improve our operating, information, accounting, financial and other internal systems and controls on a timely basis;

•	improve our business development, marketing and sales capabilities; and

•	expand, train, motivate and manage our employee base.

     Our current senior management has limited experience managing a publicly traded company. Our systems currently in place may not be adequate if we continue to grow and may need to be modified and enhanced. The skills of management currently in place may not be adequate if we continue to grow.

If our EnergySaver products do not achieve or sustain market acceptance, our ability to compete will be adversely affected.

     To date, we have not sold our EnergySaver product line in very large quantities and a sufficient market may not develop for it. Significant marketing will be required in order to establish a sufficient market for the EnergySaver products. The technology underlying these products may not become a preferred technology to address the energy management needs of our customers and potential customers. Failure to successfully develop, manufacture and commercialize products on a timely and cost-effective basis will have a material adverse effect on our ability to compete in the energy management market.

Failure to meet customers’ expectations or deliver expected technical performance could result in losses and negative publicity.

     Customer engagements involve the installation of energy management equipment that we design to help our clients reduce energy/power consumption. We rely on outside contractors to install our EnergySaver products. Any defects in this equipment and/or its installation or any other failure to meet our customers’ expectations could result in:

•	delayed or lost revenues due to adverse customer reaction;

•	requirements to provide additional products and/or services to a customer at no charge;

•	negative publicity regarding us and our products, which could adversely affect our ability to attract or retain customers; and

•	claims for substantial damages against us, regardless of our responsibility for such failure.

If sufficient additional funding is not available to us, the commercialization of our products and our ability to grow may be hindered.

     Our operations have not generated positive cash flow since the inception of the Company in 1997. We have funded our operating losses through the issuance of common and preferred stock and secured debt. Our ability to continue to operate until our cash flow turns positive may depend on our ability to continue to raise funds through the issuance of equity or debt. If we are not successful in raising additional funds, we might have to significantly scale back or delay our growth plans, or possibly cease operations altogether. Any reduction or delay in our growth plans could materially adversely affect our ability to compete in the marketplace, take advantage of business opportunities and develop or enhance our products.

Raising additional capital or consummation of additional acquisitions through the issuance of equity or equity-linked securities could dilute your ownership interest in us.

     We may need to obtain additional funds in the future to grow our product development, manufacturing, marketing and sales activities at the pace that we intend, or to continue to fund operating losses until our cash flow turns positive. If we determine that we do need to raise additional capital in the future and we are not successful in doing so, we might have to significantly scale back or delay our growth plans, reduce staff and delay planned expenditures on research and development and capital expenditures in order to continue as a going concern. Any reduction or delay in our growth plans could materially adversely affect our ability to compete in the marketplace, take advantage of business opportunities and develop or enhance our products.

     If we receive additional funds through the issuance of equity securities or convertible debt securities, or if we issue shares of stock in order to make acquisitions, our existing stockholders will likely experience dilution of their present equity ownership position and voting rights. Depending on the number of shares issued and the terms and conditions of the issuance, new equity securities could have rights, preferences, or privileges senior to those of our Common Stock.

Failure to effectively market our energy management products could impair our ability to sell large quantities of these products.

     One of the challenges we face in commercializing our energy management products is demonstrating the advantages of our products over more traditional products and competitive products. In order to grow, we will need to further develop our marketing and sales force. In addition to our internal sales force, we rely on third parties to market and sell our products. We currently maintain a number of relationships and have a number of agreements with third parties regarding the marketing and distribution of our EnergySaver products and are dependent upon the efforts of these third parties in marketing and selling these products. Maintenance of these relationships is based primarily on an ongoing mutual business opportunity and a good overall working relationship. The current contracts associated with certain of these relationships allow the distributors to terminate the relationship upon 30 days’ written notice. Without these relationships, our ability to market and sell our EnergySaver products could be harmed and we may need to divert even more resources to increasing our internal sales force. If we are unable to expand our internal sales force and maintain our third party marketing relationships, our ability to generate significant revenues could be seriously harmed.

     The distribution rights we have granted to third parties in specified geographic territories may make it difficult for us to grow our business in such territories if those distributors do not successfully market and support our products in those territories. We have in the past been, are now, and may in the future be, involved in disputes with distributors that have distribution rights in specified geographic territories, but are not achieving our goals. During 2000, we repurchased for cash and stock consideration the distribution rights from three distributors that were not meeting our sales goals. We may have to expend additional funds, incur debt or issue additional securities in the future to repurchase other distribution rights that we have granted or may grant in the future.

If our “Virtual Negawatt Power Plan” concept is unsuccessful, distribution of our EnergySaver product line may be impaired and our growth could suffer.

     During 2001, we announced our “Virtual Negawatt Power Plan” concept. The VNPP is intended to allow a utility to remotely control commercial, industrial and government lighting systems over a managed and secure IP network. It is envisioned that through the use of the EnergySaver/GlobalCommander system, a utility will be able to reduce electric demand requirements during periods of peak demand, providing nearly instantaneous control, measurement and verification of load reduction. The successful implementation of the VNPP concept could significantly increase the sales and profitability of our EnergySaver product line. We believe the VNPP concept is very important to the future of the Company and have been dedicating more and more resources to this initiative. We recently announced an agreement with Commonwealth Edison to implement a 50-Megawatt VNPP system in northern Illinois. A VNPP agreement was executed with ComEd during the third quarter of 2003 under which ComEd will make quarterly payments for verified load reduction capacity. As of December 31, 2003 we had begun installing EnergySavers but we have not recognized revenue on the shipments. We are currently negotiating to transfer the ComEd VNPP contract to a limited liability company being created by a Chicago based investment bank (the “LLC”). The LLC would in turn purchase from us all the equipment installed under the ComEd program and receive payment for the curtailment capacity from ComEd over the term of the VNPP contract. Under this arrangement the LLC would pay us approximately $17 million to $20 million for equipment and installation as the equipment is installed and accepted over an 18 to 24 month period.

     While we have made significant progress toward implementing this program with ComEd, we still have a number of hurdles to clear before we can start recognizing revenue related to the program, including legal and financing issues, the failure to accomplish any one of which could delay or cancel the program. We believe that we have investors who are ready and willing to fund the LLC, but the closing, including completion of final documentation, is awaiting installation and customer acceptance of enough equipment to support an initial funding of approximately $1 million. We hope the transaction with the LLC will be structured in a way that current accounting rules will permit us to recognize revenue on the transfer of equipment to the LLC, but there is a chance this will not happen in which case we will have to recognize revenue as service revenue over a longer period of time. If for some reason we are unable to close the transaction with the LLC we would retain ownership of the equipment and recognize revenue as service revenue over the term of the ComEd contract. Under this scenario we would likely need to raise additional capital in the form of debt and/or equity to fund the production and installation of equipment under the program. Also, if we fail to recruit enough customers to participate in the program we may not be able to deliver 50MW of demand curtailment, which would result in less revenue from the program than we expect. If our attempts to advance the VNPP concept are unsuccessful, our plans to significantly increase the distribution of our EnergySaver product line may not develop and our growth may be impaired.

If we do not successfully compete with others in the very competitive energy management market, we may not achieve profitability.

     In the energy management market, we compete with other manufacturers of traditional energy management products that are currently used by our potential customers. Many of these companies have substantially greater financial resources, larger research and development staffs and greater manufacturing and marketing capabilities than us. Our competitors may provide energy management products at lower prices and/or with superior performance. If we are unable to successfully compete with conventional and new technologies our business may be materially harmed.

Product liability claims could result in losses and could divert our management’s time and resources.

     The manufacture and sale of our products creates a risk of product liability claims. Any product liability claims, with or without merit, could result in costly litigation and reduced sales, cause us to incur significant liabilities and divert our management’s time, attention and resources. We do have product liability insurance coverage; however, there is no assurance that such insurance is adequate to cover all potential claims. The successful assertion of any such large claim against us could materially harm our liquidity and operating results.

Our current internal manufacturing capacity is limited and if demand for our products increases significantly and we are unable to increase our capacity quickly and efficiently our business could suffer.

     Our EnergySaver products are manufactured at our facilities. To be financially successful, we must manufacture our products, including our EnergySaver products, in substantial quantities, at acceptable costs and on a timely basis. While we have produced over 1,000 EnergySaver units over the past six years, we have never approached what we believe is our production capacity. To produce larger quantities of our EnergySaver products at competitive prices and on a timely basis, we will have to further develop our processing, production control, assembly, testing and quality assurance capabilities. We will probably have to hire contract manufacturers and outsource the manufacturing of some or all of our products. We have had discussions with several potential contract manufacturers and they have produced units on a trial basis, but their ability to deliver significant quantities of product in a timely manner is still unproven. We may be unable to manufacture our EnergySaver products in sufficient volume and may incur substantial costs and expenses in connection with manufacturing larger quantities of our EnergySaver products. If we are unable to make the transition to large-scale commercial production successfully, our business will be negatively affected. We could encounter substantial difficulties if we decide to outsource the manufacturing of our products, including delays in manufacturing and poor production quality.

Risks Related to this Offering

Due to the current market price of our Common Stock, in conjunction with the fact that we are a relatively small company with a history of operating losses, the future trading market for our stock may not be active on a consistent basis, which may make it difficult for you to sell your shares.

     The trading volume of our stock in the future will depend in part on our ability to increase our revenue and reduce or eliminate our operating losses, which should increase the attractiveness of our stock as an investment, thereby leading to a more liquid market for our stock on a consistent basis. If an active and liquid trading market does not exist for our Common Stock on AMEX or elsewhere, you may have difficulty selling your shares.

The need to raise additional capital will most likely be dilutive to our current stockholders and could result in new investors receiving rights that are superior to those of existing stockholders.

     Since September 2001, we have issued shares of our preferred stock convertible into 22,038,000 shares of our Common Stock. These shares of preferred stock are currently accruing dividends at the rate of 6% per year, though prior to March 22, 2004 they were accruing at the rate of 10% per year. To date we have issued shares of convertible preferred stock convertible into 6,621,650 shares of Common Stock in satisfaction of accrued dividends. The preferred stockholders all have rights that are superior to the rights of our Common Stockholders, including:

•	a liquidation preference of $200 per share (under our Series E Preferred which was issued on March 22, 2004 in a 1 for 10 exchange for the outstanding Series A, C and D Preferred shares.);

•	special approval rights in respect of certain actions by the Company, including any issuance of shares of capital stock by the Company that would have the right to receive dividends or the right to participate in any distribution upon liquidation which was senior to or equal to the rights of the Series E Preferred (other than to pay dividends on the preferred and under certain other limited exceptions such as conversion of outstanding convertible securities) and any acquisition, sale, merger, joint venture, consolidation or reorganization involving the Company or any of its subsidiaries;

•	a conversion price that may be below the market price of our Common Stock;

•	the right to elect up to four directors;

•	the right to vote with the holders of Common Stock on an “as converted” basis on all matters on which holders of our Common Stock are entitled to vote, except with respect to the election of directors or as otherwise provided by law;

•	a right of first offer on the sale of equity by the Company in a private transaction; and

•	anti-dilution protection that would adjust the conversion price on their preferred shares and the exercise price on their warrants in the event we issue equity at a price which is less than the conversion price or exercise price of their securities.

     These rights associated with our preferred stock are substantially different than the rights of our common stockholders and may materially decrease the value of our Common Stock.

Joseph Marino, Richard Kiphart and DYDX may be able to control matters requiring stockholder approval or could cause our stock price to decline through future sales because they beneficially own a large percentage of our Common Stock.

     There are 41,107,021 shares of our Common Stock outstanding as of June 30, 2004, of which Joseph C. Marino beneficially owns approximately 20%, Richard Kiphart beneficially owns approximately 18% and DYDX beneficially owns approximately 8% (each of the aforementioned percentages include stock options that are currently exercisable). As a result of their significant ownership, Mr. Marino, Mr. Kiphart and DYDX may have the ability to exercise a controlling influence over our business and corporate actions requiring stockholder approval, including the election of our directors (other than those directors to be chosen by the holders of our preferred stock), a sale of substantially all of our assets, a merger between us and another entity or an amendment to our certificate of incorporation. This concentration of ownership could delay, defer or prevent a change of control and could adversely affect the price investors might be willing to pay in the future for shares of our Common Stock. Also, in the event of a sale of our business, Mr. Marino and Mr. Kiphart and DYDX could elect to receive a control premium to the exclusion of other stockholders.

     A significant percentage of the outstanding shares of our Common Stock, including the shares beneficially owned by Mr. Marino, Mr. Kiphart or DYDX and the shares offered under this prospectus can be sold in the public market from time to time, subject to limitations imposed by Federal securities laws and by trading agreements entered into with us. The market price of our Common Stock could decline as a result of sales of a large number of our presently outstanding shares of Common Stock by Mr. Marino, Mr. Kiphart, DYDX or other stockholders (including the selling stockholders under this prospectus) in the public market or due to the perception that these sales could occur. This could also make it more difficult for us to raise funds through future offerings of our equity securities.

Provisions of our charter and by-laws, in particular our “blank check” preferred stock, could discourage an acquisition of our company that would benefit our stockholders.

     Provisions of our charter and by-laws may make it more difficult for a third party to acquire control of our company, even if a change in control would benefit our stockholders. In particular, shares of our preferred stock have been issued and may be issued in the future without further stockholder approval and upon those terms and conditions, and having those rights, privileges and preferences, as our Board of Directors may determine and which are acceptable to the holders of our Series E Preferred Stock. The rights of the holders of our Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any of our preferred stock which is currently outstanding or which may be issued in the future. The issuance of our preferred stock, while providing desirable flexibility in pursuing possible additional equity financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire control of us. This could limit the price that certain investors might be willing to pay in the future for shares of our Common Stock and discourage such investors from acquiring a majority of our Common Stock. In addition, the price that future investors may be willing to pay for our Common Stock may be lower due to the conversion price and exercise price granted to investors in any such private financing.

USE OF PROCEEDS

     We will not receive any of the proceeds from any sale of the shares offered by this prospectus by the selling stockholders. If and when the selling stockholders exercise their common stock warrants, we may receive up to $7,993,018 from the issuance of shares of Common Stock to those selling stockholders. Under such warrants, the selling stockholders have exercise prices ranging from $1.00 to $4.43 per common share. Many of the selling stockholders’ common stock warrants contain cashless exercise options, which permit the holder to surrender a portion of the shares issuable upon exercise of the warrant as payment of the exercise price. To the extent the holder of the warrant elects the cashless exercise option the cash received and the number of shares issued upon exercise of the warrant will be reduced. Certain selling stockholders hold warrants to purchase shares of our Series E Convertible Preferred Stock. These Series E Warrants do not contain cashless exercise options and we may receive up to $365,600 from the issuance of shares of Series E Preferred Stock pursuant to these warrants. Shares of Series E Preferred are convertible into our Common Stock at no additional cost to the holders thereof. Any cash received as a result of the exercise of any of these warrants will be used by the Company for general corporate purposes.

PLAN OF DISTRIBUTION

     We have agreed to register for public resale shares of our Common Stock which have been issued to the selling stockholders or may be issued in the future to selling stockholders upon the exercise of warrants or the conversion of Series E Preferred shares. We have agreed to use our best efforts to keep this registration statement effective until all the shares of the selling stockholders registered hereunder have been sold or may be sold without volume restrictions pursuant to Rule 144(k) under the Securities Act. The aggregate proceeds to the selling stockholders from the sale of shares offered pursuant to this prospectus will be the prices at which such securities are sold, less any commissions. The selling stockholders may choose to not sell any or all of the shares of our Common Stock offered pursuant to this prospectus.

     The selling stockholders may, from time to time, sell all or a portion of the shares of our Common Stock at fixed prices, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. The selling stockholders may offer their shares of our Common Stock at various times in one or more of the following transactions:

•	on any national securities exchange or market on which our Common Stock may be listed at the time of sale;

•	in an over-the counter market in which the shares are traded;

•	through block trades in which the broker or dealer so engaged will attempt to sell the shares as agent, but may purchase and resell a portion of the block as principal to facilitate the transaction;

•	through purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

•	in ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	through options, swaps or derivatives;

•	in privately negotiated transactions;

•	in transactions to cover short sales; and

•	through a combination of any such methods of sale.

     The selling stockholders may also sell their shares of our Common Stock in accordance with Rule 144 under the Securities Act, rather than pursuant to this prospectus.

     The selling stockholders may sell their shares of our Common Stock directly to purchasers or may use brokers, dealers, underwriters or agents to sell such shares. In effecting sales, brokers and dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions, discounts or concessions from a selling stockholder or, if any such broker-dealer acts as agent for the purchaser of such shares, from a purchaser, in amounts to be negotiated. Such compensation may, but is not expected to, exceed that which is customary for the types of transactions involved. Broker-dealers may agree with a selling stockholder to sell a specified number of such shares at a stipulated price per share, and, to the extent a broker-dealer is unable to do so acting as agent for a selling stockholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling stockholder. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above, in the over-the-counter market or otherwise, at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions. In connection with such resales, broker-dealers may pay to or receive from the purchasers of such shares commissions as described above.

     From time to time the selling stockholders may engage in short sales, short sales against the box, puts, calls and other hedging transactions in our securities, and may sell and deliver their shares of our Common Stock in connection with such transactions or in settlement of securities loans. These transactions may be entered into with broker-dealers or other financial institutions. In addition, from time to time a selling stockholder may pledge its shares pursuant to the margin provisions of its customer agreements with its broker-dealer. Upon default by a selling stockholder, the broker-dealer or financial institution may offer and sell such pledged shares from time to time.

     The selling stockholders and any broker-dealer participating in the distribution of the shares of Common Stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions paid, or any discounts or concessions allowed to any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of Common Stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of Common Stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

     Under the securities laws of some states, the shares of Common Stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in most states the shares of Common Stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

     There can be no assurance that any selling stockholders will sell any or all of the shares of Common Stock registered pursuant to the registration statement of which this prospectus forms a part.

     The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of Common Stock by the selling stockholders and any other participating person.

     Regulation M may also restrict the ability of any person engaged in the distribution of the shares of Common Stock to engage in market-making activities with respect to the shares of Common Stock. All of the foregoing may affect the marketability of the shares of Common Stock and the ability of any person or entity to engage in market-making activities with respect to the shares of Common Stock.

     A portion of the shares of Common Stock which are being registered hereunder may be issued upon exercise of warrants which we have issued to the selling stockholders. This prospectus does not cover the sale or transfer of any such warrants. If the selling stockholders transfer any of those warrants prior to exercise thereof, the transferee(s) may not sell the shares of Common Stock issuable upon exercise of such warrants under the terms of this prospectus unless we first amend or supplement this prospectus to cover such shares and such sellers.

     We are required to pay all fees and expenses incident to the registration of the shares of our Common Stock offered hereby (other than broker-dealer discounts and commissions) which we estimate to be $17,029 in total, including, without limitation, Securities and Exchange Commission filing fees, expenses of compliance with state securities or “blue sky” laws, legal fees and transfer agent fees relating to sales pursuant to this prospectus; provided, however, that the selling stockholders will pay all underwriting discounts and selling commissions, if any. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act of 1933, as amended.

     Once sold under the registration statement of which this prospectus forms a part, the shares of Common Stock will be freely tradable in the hands of persons other than our affiliates.

SELLING STOCKHOLDERS

     The shares of Common Stock being offered by the selling stockholders represent 29,352,420 shares that have been issued or are issuable upon exercise of warrants owned by the selling stockholders or upon conversion of shares of Series E Convertible Preferred Stock into Common Stock (including shares of Series E Preferred issuable pursuant to certain warrants). We are registering the shares of Common Stock so that the selling stockholders may offer the shares for resale from time to time, subject to the terms of specific stock trading agreements to which certain selling stockholders are parties. In addition, securities which have been acquired directly from the Company in a transaction not involving any public offering are usually considered “restricted” securities. The sale of restricted securities is generally restricted by the Securities Act of 1933, as amended. Rule 144 under the Securities Act of 1933 provides certain conditions under which restricted securities may be sold. During any 90 day period the sale of restricted securities by those shareholders who are deemed to be “affiliates” of the Company is limited by Rule 144, to the greater of one percent (1%) of the outstanding shares of the Company’s Common Stock, or the average weekly trading volume of the Company’s Common Stock during the preceding four week period. The term “affiliate” is defined in Rule 144 as a person that directly or indirectly controls, is controlled by, or is under common control with, the issuer. In addition, for any sale by a shareholder who is deemed to be an “affiliate” of the Company, the restricted securities must have been held by the selling stockholder for at least one year and they must be sold in “brokers’ transactions” (as defined in Rule 144). The foregoing trading restrictions of Rule 144 continue to apply to “affiliates” for a period of three months following the date on which the shareholder no longer is considered an “affiliate” of the Company. Richard Kiphart and Newcourt Capital USA Inc. are each holders of at least 10% of our Common Stock and may be considered “affiliates” by reason of holding such shares, as well as by reason of their being able to elect two of the four directors which the Series E Preferred holders may elect. In addition, David Asplund and Cinergy Ventures II, LLC are each considered “affiliates” by virtue of the seats they occupy on the Company’s Board of Directors, and are subject to such limitations. All of the shares of Common Stock being offered are restricted securities, but for those selling stockholders which are not “affiliates” of the Company, Rule 144 permits sales after the restricted securities have been held for one year, subject to certain restrictions. Rule 144(k) permits sales without such restrictions if the securities have been held two years or more and the seller is not and has not been an “affiliate” for at least three months.

     In addition to the trading restriction of Rule 144, the owners of a majority of the shares being registered herein are parties to various trading agreements which are generally more restrictive than the restrictions imposed by Rule 144 by limiting the amount of shares they may sell in any publicly traded transaction on any given day and within certain longer periods of time. The trading restrictions imposed by Rule 144 and the trading agreements with respect to sales in publicly traded transactions do not transfer to a buyer of the securities being offered.

     The table below lists the selling stockholders and other information regarding the beneficial ownership of the Common Stock by each of the selling stockholders. The first column lists, for each selling stockholder, the number of shares of Common Stock held by such stockholder including shares issuable (pursuant to warrants or conversion of Series E Preferred Stock) to such stockholder. The second column lists the shares of Common Stock (including shares issued or issuable upon exercise of warrants or conversion of Series E Preferred Stock) being offered by this prospectus by each selling stockholder. The column titled “Ownership After Offering” assumes the sale of all of the shares offered by each selling stockholder, although each selling stockholder may sell all, some or none of his or its shares in this offering.

					Ownership After
	Ownership Prior to Offering			Securities Being	Offering
Selling Stockholder (17)	Shares		%	Offered	Shares	%
David R. Asplund (1)	361,747	(2)	*	361,747	0	0%
Augustine Fund, LP	1,988,098	(3)	4.614%	1,988,098	0	0%
Cinergy Ventures II, LLC (4)	4,073,774	(5)	9.031%	4,073,774	0	0%
John Donohue	312,689	(6)	*	312,689	0	0%
John Thomas Hurvis Revocable Trust	385,978	(7)	*	385,978	0	0%
Richard P. Kiphart	9,193,122	(8)	18.484%	8,610,719 (9)	582,403	1.412%
Morgan Stanley Dean Witter Equity Funding, Inc.	1,123,670	(10)	2.662%	1,123,670	0	0%
Newcourt Capital USA Inc.	7,542,547	(11)	15.529%	7,542,547	0	0%
Originators Investment Plan, L.P.	59,073	(12)	*	59,073	0	0%
SF Capital Partners Ltd.	3,628,784	(13)	8.198%	3,628,784	0	0%
Michael Stelter (14)	1,144,252	(15)	2.777%	1,044,252	100,000	*
Technology Transformation Venture Fund, LP	221,089	(16)	*	221,089	0	0%

*	Less than 1%

(1)	Mr. Asplund has served as a director of Electric City since June 2002.

(2)	Includes Common Stock issuable upon conversion of 3,144 shares of Series E Convertible Preferred Stock and upon the exercise of warrants to purchase 42,773 shares of Common Stock.

(3)	Includes Common Stock issuable upon conversion of 15,092 shares of Series E Convertible Preferred Stock and upon the exercise of warrants to purchase 471,875 shares of Common Stock.

(4)	Ms. Felicia Ferguson has served a director of Electric City since February 2004. Ms. Ferguson is also a Managing Director of Cinergy Ventures, LLC.

(5)	Includes Common Stock issuable upon exercise of warrants to purchase 1,500 shares of Series E Convertible Preferred Stock, conversion of 31,662 shares of Series E Convertible Preferred Stock and upon the exercise of warrants to purchase 684,375 shares of Common Stock.

(6)	Includes Common Stock issuable upon conversion of 2,608 shares of Series E Convertible Preferred Stock and upon the exercise of warrants to purchase 46,875 shares of Common Stock.

(7)	Includes Common Stock issuable upon exercise of warrants to purchase 94 shares of Series E Convertible Preferred Stock, conversion of 2,981 shares of Series E Convertible Preferred Stock and upon the exercise of warrants to purchase 70,898 shares of Common Stock.

(8)	Includes Common Stock issuable upon exercise of warrants to purchase 1,312 shares of Series E Convertible Preferred Stock, conversion of 73,704 shares of Series E Convertible Preferred Stock and upon the exercise of warrants to purchase 1,127,928 shares of Common Stock.

(9)	Includes Common Stock issuable upon exercise of warrants to purchase 1,312 shares of Series E Convertible Preferred Stock, conversion of 73,704 shares of Series E Convertible Preferred Stock and upon the exercise of warrants to purchase 1,001,954 shares of Common Stock.

(10)	Includes Common Stock issuable upon conversion of 8,772 shares of Series E Convertible Preferred Stock and upon the exercise of warrants to purchase 222,656 shares of Common Stock.

(11)	Includes Common Stock issuable upon conversion of 33,975 shares of Series E Convertible Preferred Stock and upon the exercise of warrants to purchase 4,064,830 shares of Common Stock.

(12)	Includes Common Stock issuable upon conversion of 461 shares of Series E Convertible Preferred Stock and upon the exercise of warrants to purchase 11,719 shares of Common Stock.

(13)	Includes Common Stock issuable upon exercise of warrants to purchase 750 shares of Series E Convertible Preferred Stock, conversion of 24,403 shares of Series E Convertible Preferred Stock and upon the exercise of warrants to purchase 642,188 shares of Common Stock.

(14)	Mr. Stelter has served as a director of Electric City Corp. since June 1998.

(15)	Includes Common Stock issuable upon exercise of warrants to purchase 100,000 shares of Common Stock.

(16)	Includes Common Stock issuable upon conversion of 1,692 shares of Series E Convertible Preferred Stock and upon the exercise of warrants to purchase 46,875 shares of Common Stock.

(17)	All of the selling stockholders have entered into stock trading agreements, which among other things, place restrictions on the number of shares they can sell publicly at any given time and from time to time under certain conditions.

LEGAL MATTERS

     Certain legal matters in connection with the shares of Common Stock offered hereby will be passed upon for Electric City by Schwartz, Cooper, Greenberger & Krauss, Chtd. of Chicago, Illinois.

EXPERTS

     The financial statements incorporated by reference in this Prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report incorporated by reference herein, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses Of Issuance And Distribution.

     The following table sets forth the costs and expenses payable by the registrant in connection with the sale of the Common Stock being registered. All of the amounts shown are estimates except the Securities and Exchange Commission (the “Commission”) registration fee.

SEC Registration Fee	$7,029
Legal Fees and Expenses	3,500
Accounting Fees and Expenses	5,000
Costs of Printing	1,500
Miscellaneous Expenses	—

Total	$17,029

Item 15. Indemnification of Directors and Officers

     Subsection (a) of Section 145 of the Delaware General Corporation Law empowers a corporation to indemnify any person who was or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsection (a) and (b) or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith; that the indemnification provided by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the scope of indemnification extends to directors, officers, employees, or agents of a constituent corporation absorbed in a consolidation or merger and persons serving in that capacity at the request of the constituent corporation for another. Section 145 also empowers a corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or her or incurred by him or her in any such capacity or arising out of his or her status as such whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145.

     Article VIII of Electric City’s By-laws specifies that Electric City shall indemnify its directors, officers, employees and agents to the full extent that such right of indemnity is permitted by law. This provision of the By-laws is deemed to be a contract between Electric City and each director and officer who serves in such capacity at any time while such provision and the relevant provisions of the Delaware General Corporation Law are in effect, and any repeal or modification thereof shall not offset any right to indemnification in respect of action, suit or proceeding theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts. The amendment or repeal of such provision of the By-Laws may be effected by the affirmative vote of the holders of a majority in interest of all outstanding capital stock of Electric City entitled to vote, in person or by proxy, at any annual or special meeting in which a quorum is present. The By-Laws may also be amended, adopted or repealed in whole or in part by actions of the majority of the whole board of directors. In certain circumstances, 75% of the voting power of all outstanding shares of the Series E Convertible Preferred Stock of Electric City is also required to approve any amendment of the By-Laws.

     Electric City has executed indemnification agreements with certain officers pursuant to which Electric City has agreed to indemnify such parties to the full extent permitted by law, subject to certain exceptions, if they become subject to an action because of serving as a director, officer, employee, agent or fiduciary of Electric City.

     Section 102(b)(7) of the Delaware General Corporation Law enables a corporation in its certificate of incorporation to limit the personal liability of members of its board of directors for violation of a director’s fiduciary duty of care. This section does not, however, limit the liability of a director for breaching his or her duty of loyalty, failing to act in good faith, engaging in intentional misconduct or knowingly violating a law, authorizing unlawful payments of dividends or unlawful redemptions or stock purchases as contemplated by Section 174 of Delaware General Corporation Law, or from any transaction in which the director derived an improper personal benefit. This section also will have no effect on claims arising under the federal securities laws.

     Electric City’s Certificate of Incorporation, as amended, limits the liability of its directors as authorized by Section 102(b)(7). The affirmative vote of the holders of a majority of the voting power of all outstanding shares of the capital stock of Electric City, and, in certain circumstances, 75% of the voting power of all outstanding shares of the Series E Convertible Preferred Stock of Electric City, is required to amend such provisions.

     Electric City has obtained liability insurance for the benefit of its directors and officers which provides coverage for losses of directors and officers for liabilities arising out of claims against such persons acting as directors or officers of Electric City (or any subsidiary thereof) due to any breach of duty, neglect, error, misstatement, misleading statement, omission or act done by such directors and officers, except as prohibited by law.

Item 16. Exhibits

Exhibit
Number	Description
5.1*	Opinion of Schwartz Cooper Greenberger & Krauss, Chtd. with respect to the legality of the Common Stock being registered.

23.1*	Consent of BDO Seidman, LLP.

23.2*	Consent of Schwartz Cooper Greenberger & Krauss, Chtd. (contained in exhibit 5.1).

24.1*	Power of Attorney (included on the signature page hereof).

* Filed herewith

Item 17. Undertakings

(a) The undersigned registrant hereby will

(1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(i)	Include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	Include any additional or changed material information on the plan of distribution; provided, however, that paragraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment thereby is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act that are incorporated by reference in the registration statement.

(2) For determining liability under the Securities Act, treat each such post-effective amendment as a new registration statement of securities offered, and the offering of the securities at that time shall be deemed to be the initial bona fide offering; and

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(b) The undersigned registrant undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Company’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Securities Act and is, therefore, unenforceable. In the event a claim against the registrant for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Elk Grove Village, State of Illinois, on the 6th day of July, 2004.

ELECTRIC CITY CORP.
By:	/s/ John Mitola
John Mitola
Chief Executive Officer

POWER OF ATTORNEY

     The undersigned hereby constitutes and appoints John Mitola and Jeffrey Mistarz, and each of them, as his true and lawful attorneys-in-fact and agents, jointly and severally, with full power of substitution and resubstitution, for and in his stead, in any and all capacities, to sign on his behalf this Registration Statement on Form S-3 in connection with the registration of Common Stock by the registrant and offering thereof pursuant hereto and to execute any amendments thereto (including post-effective amendments), including a registration statement filed pursuant to Rule 462(b), or certificates that may be required in connection with this Registration Statement, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission and granting unto said attorneys-in-fact and agents, and each of them, jointly and severally, the full power and authority to do and perform each and every act and thing necessary or advisable to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, jointly or severally, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities below.

Signature	Title	Date
/s/ John P. Mitola	Chief Executive Officer	June 18, 2004

John P. Mitola

/s/ Jeffrey Mistarz	Chief Financial Officer and Treasurer	June 17, 2004

Jeffrey Mistarz

/s/ Robert Manning	Chairman of the Board	July 1, 2004

Robert Manning

/s/ David Asplund	Director	June 30, 2004

David Asplund

/s/ Frederic Brace	Director	June 25, 2004

Frederic Brace

/s/ John Bukovski	Director	June 17, 2004

John Bukovski

/s/ Felicia Ferguson	Director	June 21, 2004

Felicia Ferguson

/s/ Gerald Pientka	Director	June 17, 2004

Gerald Pientka

/s/ Michael Stelter	Director	June 18, 2004

Michael Stelter

/s/ David Valentine	Director	June 30, 2004

David Valentine

/s/ Robert Wagner	Director	June 17, 2004

Robert Wagner, Jr.

INDEX TO EXHIBITS

Exhibit
Number	Description
5.1*	Opinion of Schwartz Cooper Greenberger & Krauss, Chtd. with respect to the legality of the Common Stock being registered.

23.1*	Consent of BDO Seidman, LLP.

23.2*	Consent of Schwartz Cooper Greenberger & Krauss, Chtd. (contained in exhibit 5.1).

24.1*	Power of Attorney (included on the signature page hereof).

* Filed herewith